                                                Filed Pursuant to Rule 424(b)(2)
                                                Registration No. 333-25579

     THIS PROSPECTUS SUPPLEMENT RELATES TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AND IS SUBJECT TO COMPLETION OR AMENDMENT. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THE OFFERED SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS SUPPLEMENT (Subject to Completion, Dated June 3, 1997)
(To Prospectus dated June 3, 1997)

                                  $600,000,000

                             A. H. Belo Corporation
                   $                  % SENIOR NOTES DUE 2002
                   $                  % SENIOR NOTES DUE 2007
                $                  % SENIOR DEBENTURES DUE 2027
                            ------------------------

                    Interest payable June 15 and December 15
                            ------------------------

  THE 2002 SENIOR NOTES, THE 2007 SENIOR NOTES AND THE 2027 SENIOR DEBENTURES (COLLECTIVELY, THE "OFFERED SECURITIES") WILL MATURE ON JUNE 15, 2002, JUNE 15, 2007 AND JUNE 15, 2027, RESPECTIVELY. THE OFFERED SECURITIES WILL BE REDEEMABLE IN WHOLE OR IN PART, AT THE OPTION OF A. H. BELO CORPORATION (THE "COMPANY") AT
   ANY TIME, AT A REDEMPTION PRICE AS SET FORTH HEREIN UNDER "DESCRIPTION OF OFFERED SECURITIES -- REDEMPTION." EACH SERIES OF OFFERED SECURITIES WILL BE
 REPRESENTED BY ONE OR MORE REGISTERED GLOBAL SECURITIES REGISTERED IN THE NAME OF THE DEPOSITORY TRUST COMPANY (THE "DEPOSITARY") OR ITS NOMINEE. BENEFICIAL INTERESTS IN THE REGISTERED GLOBAL SECURITIES WILL BE SHOWN ON, AND TRANSFERS THEREOF WILL BE EFFECTED THROUGH, RECORDS MAINTAINED BY THE DEPOSITARY OR ITS
PARTICIPANTS. EXCEPT AS DESCRIBED HEREIN, OFFERED SECURITIES IN DEFINITIVE FORM WILL NOT BE ISSUED. SEE "DESCRIPTION OF OFFERED SECURITIES -- BOOK ENTRY SYSTEM"
    HEREIN AND "DESCRIPTION OF DEBT SECURITIES -- GLOBAL SECURITIES" IN THE
                            ACCOMPANYING PROSPECTUS.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

         PRICE OF 2002 SENIOR NOTES      % AND ACCRUED INTEREST, IF ANY
         PRICE OF 2007 SENIOR NOTES      % AND ACCRUED INTEREST, IF ANY
      PRICE OF 2027 SENIOR DEBENTURES      % AND ACCRUED INTEREST, IF ANY
                            ------------------------

                                                                     UNDERWRITING
                                                        PRICE TO    DISCOUNTS AND    PROCEEDS TO
                                                       PUBLIC(1)    COMMISSIONS(2)  COMPANY(1)(3)
                                                       ---------    --------------  -------------
Per 2002 Senior Note................................       %              %               %
     Total..........................................  $                   $         $
Per 2007 Senior Note................................       %              %               %
     Total..........................................  $                   $         $
Per 2027 Senior Debenture...........................       %              %               %
     Total..........................................  $                   $         $

------------

  (1) Plus accrued interest, if any, from June   , 1997.
  (2) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."
  (3) Before deducting expenses payable by the Company estimated at $        .
                            ------------------------

     The Offered Securities are offered, subject to prior sale, when, as and if accepted by the Underwriters and subject to approval of certain legal matters by Gibson, Dunn & Crutcher LLP, counsel for the Underwriters. It is expected that
delivery of the Offered Securities will be made on or about June   , 1997
through the book-entry facilities of the Depositary against payment therefor in immediately available funds.
                            ------------------------

MORGAN STANLEY DEAN WITTER
             BEAR, STEARNS & CO. INC.
                           GOLDMAN, SACHS & CO.
                                       MERRILL LYNCH & CO.
                                                SALOMON BROTHERS INC

June   , 1997

                           A.H. BELO CORPORATION LOGO

BROADCAST DIVISION

WFAA-TV (ABC)                KMOV-TV (CBS)                KASA-TV (FOX)                KREM-TV (CBS)
Dallas-Fort Worth, TX        St. Louis, MO                Albuquerque-Santa Fe, NM     KSKN-TV (Ind.)(1)
KHOU-TV (CBS)                KGW-TV (NBC)                 WHAS-TV (ABC)                Spokane, WA
Houston, TX                  Portland, OR                 Louisville, KY               KMSB-TV (FOX)
                                                                                       KTTU-TV (UPN)(1)
KING-TV (NBC)                WCNC-TV (NBC)                KOTV (CBS)                   Tucson, AZ
KONG-TV (Ind.)(1)            Charlotte, NC                Tulsa, OK
Seattle-Tacoma, WA                                                                     KTVB-TV (NBC)
                             WVEC-TV (ABC)                KHNL-TV (NBC)                Boise, ID
KXTV (ABC)                   Hampton-Norfolk, VA          KFVE-TV (UPN)(1)
Sacramento-Stockton-                                      Honolulu, HI
Modesto, CA                  WWL-TV (CBS)
                             New Orleans, LA

                                      MAP

PUBLISHING DIVISION                                       CABLE/PRODUCTION/ELECTRONIC MEDIA
The Dallas Morning News      Owensboro Messenger-         Television Food Network      dallasnews.com
Dallas, TX                   Inquirer                     New York, NY                 Dallas, TX
                             Owensboro, KY
Providence                                                NorthWest Cable News         projo.com
Journal-Bulletin             Bryan-College Station        Seattle, WA                  Providence, RI
Providence, RI               Eagle
                             Bryan-College Station, TX    Belo Productions, Inc.
The Press-Enterprise(2)                                   Seattle, WA
Riverside, CA                The Gleaner
                             Henderson, KY

---------------

(1) Station operated under local marketing agreement; KONG is not yet operational.

(2) 38.5% ownership interest

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE OFFERED SECURITIES. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, THE OFFERED SECURITIES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS."

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
PROSPECTUS SUPPLEMENT
The Company.................................................   S-4
Use of Proceeds.............................................   S-6
Capitalization..............................................   S-6
Selected Consolidated Financial Data........................   S-7
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   S-9
Description of Offered Securities...........................  S-15
Underwriters................................................  S-18

PROSPECTUS
Available Information.......................................     2
Incorporation of Certain Documents by Reference.............     2
The Company.................................................     3
Ratio of Earnings to Fixed Charges..........................     4
Use of Proceeds.............................................     4
Description of Debt Securities..............................     4
Description of Warrants.....................................    12
Plan of Distribution........................................    13
Legal Matters...............................................    14
Experts.....................................................    14

                             ---------------------

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY THE UNDERWRITERS. NEITHER THIS PROSPECTUS SUPPLEMENT NOR THE ACCOMPANYING PROSPECTUS CONSTITUTES AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY JURISDICTION TO ANY PERSONS TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS OR ANY SALE MADE HEREUNDER DOES NOT IMPLY THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE ON WHICH SUCH INFORMATION IS GIVEN.

                                  THE COMPANY

     A. H. Belo Corporation (the "Company") is one of the nation's largest media companies with a diversified group of television broadcasting, newspaper publishing, cable network and electronic media assets. The Company is the oldest continuously operating business in the state of Texas with a history that dates back to 1842 with the publication of the Daily News in Galveston, Texas.

     On February 28, 1997, the Company completed its acquisition of The Providence Journal Company ("Providence Journal") by issuing 25.4 million shares of the Company's Series A Common Stock and paying $587 million to the shareholders of Providence Journal. The Company also incurred approximately $100 million in employee and transaction costs and refinanced $200 million of Providence Journal debt. The acquisition included Providence Journal's nine network-affiliated television stations (five NBC affiliates, one ABC affiliate, one CBS affiliate and two FOX affiliates); cable programming businesses (Television Food Network, America's Health Network and NorthWest Cable News) and the Providence Journal-Bulletin. In order to comply with FCC regulations prohibiting dual ownership of television stations in a single market, the Company exchanged KIRO, the Company's UPN affiliate in Seattle-Tacoma, Washington, for CBS affiliate KMOV in St. Louis, Missouri, effective June 2, 1997. This exchange allowed the Company to maintain ownership of Providence Journal's NBC affiliate in Seattle-Tacoma, KING. Also, on May 13, 1997, the Company announced the sale of substantially all of its ownership interest in America's Health Network ("AHN") to Columbia/HCA Healthcare Corporation. After giving effect to such sale, the Company owns and operates 16 network-affiliated television stations, five daily newspapers, two cable channels and Belo Productions, Inc.

     The Company's Broadcast Division includes 16 network-affiliated television stations which reach 13.5 percent of U.S. television households. Network affiliations are balanced among the ABC, CBS and NBC networks plus two FOX stations. The stations are geographically diverse, with ownership weighted in the Southwest and the Pacific Northwest. In the February 1997 Nielsen ratings, 13 of the Company's 16 television stations were ranked first or second in their markets. Collectively, the Company's television stations have received eight George Foster Peabody Awards, 15 DuPont-Columbia Awards and 12 Edward R. Murrow Awards, in addition to other local and national awards. The Company also manages four television stations through local marketing agreements ("LMAs").

     The Company's Publishing Division is led by The Dallas Morning News, which has the country's seventh largest Sunday and ninth largest daily circulation. In 1996, for the fourth consecutive year, The Dallas Morning News ran more full-run advertising than any other newspaper in the United States. In recognition of its journalistic excellence, The Dallas Morning News has received six Pulitzer Prizes since 1986. The Company also owns the Providence Journal-Bulletin, the largest daily newspaper in terms of both advertising and circulation in Rhode Island and southeastern Massachusetts. The Providence Journal-Bulletin has received four Pulitzer Prizes since 1944. The Company's other newspapers are the Owensboro Messenger-Inquirer in Owensboro, Kentucky; the Bryan-College Station Eagle in Bryan-College Station, Texas; and The Gleaner in Henderson, Kentucky. The Company also owns a 38.5 percent interest in The Press-Enterprise in Riverside, California.

     The Company owns NorthWest Cable News, a regional 24-hour cable news channel and holds a controlling interest in the Television Food Network ("TVFN"), a 24-hour cable channel distributed to more than 24 million U.S. cable subscribers. In addition, through Belo Productions, Inc., the Company produces original programming for network and cable distribution.

     The following table sets forth the Company's major media assets by segment:

BROADCASTING

                                                                                       Station
                                                                          Network      Rank in
                  Market                     Market Rank(1)   Station   Affiliation   Market(2)
                  ------                     --------------   -------   -----------   ---------
Dallas-Fort Worth..........................         8          WFAA         ABC           1
Houston....................................        11          KHOU         CBS           1*
Seattle-Tacoma.............................        12          KING         NBC           1
Seattle-Tacoma(3)..........................        12          KONG         IND           -
Sacramento-Stockton-Modesto................        20          KXTV         ABC           2
St. Louis..................................        21          KMOV         CBS           2
Portland...................................        24           KGW         NBC           1*
Charlotte..................................        28          WCNC         NBC           3*
Hampton-Norfolk............................        40          WVEC         ABC           1*
New Orleans................................        41           WWL         CBS           1
Albuquerque-Santa Fe.......................        48          KASA         FOX           4
Louisville.................................        50          WHAS         ABC           1*
Tulsa......................................        58          KOTV         CBS           1
Honolulu...................................        69          KHNL         NBC           2*
Honolulu(3)................................        69          KFVE         UPN           -
Spokane....................................        73          KREM         CBS           2*
Spokane(3).................................        73          KSKN         IND           -
Tucson.....................................        78          KMSB         FOX           4
Tucson(3)..................................        78          KTTU         UPN           -
Boise......................................       127          KTVB         NBC           1

NEWSPAPER PUBLISHING

                                                                    Daily            Sunday
           Newspaper                        Location            Circulation(4)   Circulation(4)
           ---------              ----------------------------  --------------   --------------
The Dallas Morning News.........  Dallas, Texas                    523,955          800,306
Providence Journal-Bulletin.....  Providence, Rhode Island         168,368          243,643
The Press-Enterprise(5).........  Riverside, California            162,235          169,565
Owensboro Messenger-Inquirer....  Owensboro, Kentucky               31,748           34,370
Bryan-College Station Eagle.....  Bryan-College Station, Texas      21,968           27,501
The Gleaner.....................  Henderson, Kentucky               11,624           13,752

OTHER

            BUSINESS                                          DESCRIPTION
            --------                                          -----------
Belo Productions, Inc............  Produces television programming
Television Food Network(6).......  Cable network distributed to 24 million subscribers
NorthWest Cable News.............  Cable news network distributed to 1.7 million homes
dallasnews.com...................  Web site featuring daily content from The Dallas Morning News
projo.com........................  Web site featuring daily content from Providence Journal-Bulletin

---------------

 *  Tied with one or more stations in the market.
(1) Market rank is based on the relative size of the television market or Designated Market Area ("DMA") among the 211 generally recognized DMA's in the United States, based on January 1997 Nielsen estimates.
(2) Station rank is derived from the station's rating which is based on February 1997 Nielsen estimates of the number of television households tuned to the Company's station for the Sunday-Saturday, 7:00 a.m. to 1:00 a.m. period ("sign-on/sign-off") as a percentage of the number of television households in the market.
(3) Operated under local marketing agreement. KONG holds a construction permit from the FCC and is not yet operational.
(4) Average paid circulation for the six months ended March 31, 1997, according to the unaudited Publisher's Statement of the Audit Bureau of Circulations, an independent agency.
(5) The Company holds a 38.5% ownership interest.
(6) The Company is the managing general partner with a 55% ownership interest.

     The Company is incorporated in the State of Delaware. The executive offices of the Company are located at 400 South Record Street in Dallas, Texas 75202. Its telephone number is (214) 977-6606. Unless otherwise specified or the context otherwise requires, references in this Prospectus Supplement to the "Company" shall include the Company and its subsidiaries.

                                USE OF PROCEEDS

     The Company expects to use the net proceeds from the sale of the Offered
Securities offered hereby (estimated to be $          ) to repay outstanding
bank debt under its revolving credit agreements and short-term notes classified as long-term debt. At March 31, 1997, such outstanding debt was $1.458 billion and had a weighted average interest rate of approximately 6% for the quarter ended March 31, 1997. The Company currently has in place two revolving credit agreements -- a $1.5 billion five-year variable rate facility that terminates on January 31, 2002 and a $500 million 364-day facility that terminates on January 30, 1998. The portion of the Company's outstanding debt that will be repaid from the net proceeds of this offering was used to finance the cash portion of the purchase price of Providence Journal and related transaction costs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company as of March 31, 1997, and as adjusted to give effect to the sale by the Company of the Offered Securities offered hereby (as if such sale occurred on such date). This capitalization table should be read in conjunction with the Company's consolidated financial statements and notes thereto incorporated by reference in this Prospectus Supplement.

                                                                   MARCH 31, 1997
                                                              ------------------------
                                                                ACTUAL     AS ADJUSTED
                                                              ----------   -----------
                                                               (DOLLARS IN THOUSANDS)
Long-term debt:
  Offered Securities........................................  $       --   $
  Bank debt.................................................   1,458,300
  Other long-term debt, less current portion................      25,657
                                                              ----------   ----------
          Total long-term debt(1)...........................   1,483,957
                                                              ----------   ----------
Shareholders' equity:
  Common Stock, $1.67 par value. Authorized 150,000,000
     shares:
     Series A: Issued 60,849,808 shares at March 31, 1997...     101,619      101,619
     Series B: Issued 9,201,617 shares at March 31, 1997....      15,367       15,367
  Additional paid-in capital................................   1,132,746    1,132,746
  Retained earnings.........................................     314,954      314,954
                                                              ----------   ----------
          Total.............................................   1,564,686    1,564,686
  Less cost of 8,321,700 shares of Series A treasury
     stock..................................................    (306,146)    (306,146)
  Less deferred compensation -- restricted shares...........      (1,595)      (1,595)
                                                              ----------   ----------
          Total shareholders' equity........................   1,256,945    1,256,945
                                                              ----------   ----------
          Total capitalization..............................  $2,740,902   $
                                                              ==========   ==========

---------------

(1) For the four quarters ended March 31, 1997, the Company's ratio of funded debt to pro forma operating cash flow, as defined in the Company's bank credit facilities, was 4.2. Pro forma operating cash flow was computed by combining the Company's and Providence Journal's historical operating cash flow and removing non-recurring items and losses from certain cable operations. The ratio for the year ended December 31, 1996, excluding any consideration of the Providence Journal acquisition, was 2.7. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected historical consolidated financial data of the Company for each of the five years in the period ended December 31, 1996 have been derived from the audited consolidated financial statements of the Company included in the documents incorporated by reference in the accompanying Prospectus. The selected historical consolidated financial data for the three months ended March 31, 1996 and 1997 is unaudited; however, in the opinion of management, all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of the consolidated financial position and results of operations for these periods have been included. Operating results for the three months ended March 31, 1997 include one month of operations of Providence Journal, which was acquired on February 28, 1997, and are not necessarily indicative of the results that may be expected for the full year. The following data should be read in conjunction with the Company's consolidated financial statements and related notes thereto included in its Annual Report on Form 10-K for the year ended December 31, 1996, its Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 and its Current Report on Form 8-K dated February 28, 1997, as amended, each of which is incorporated by reference in the accompanying Prospectus.

                                                                                                       THREE MONTHS ENDED
                                                                                                     -----------------------
                                                                                                     MARCH 31,    MARCH 31,
                                            1992       1993       1994        1995         1996       1996(1)      1997(1)
                                          --------   --------   --------   ----------   ----------   ----------   ----------
                                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Broadcasting revenues(2)................  $201,241   $209,083   $258,040   $  322,642   $  333,396   $   70,607   $   92,002
Newspaper publishing revenues(3)........   314,701    335,651    369,366      409,099      487,242      115,871      137,179
Other...................................        --        101        719        3,602        3,670          766        3,521
                                          --------   --------   --------   ----------   ----------   ----------   ----------
  Net operating revenues................  $515,942   $544,835   $628,125   $  735,343   $  824,308   $  187,244   $  232,702
                                          ========   ========   ========   ==========   ==========   ==========   ==========
Net earnings(4).........................  $ 37,170   $ 51,077   $ 68,867   $   66,576   $   87,505   $   12,724   $   17,627
                                          ========   ========   ========   ==========   ==========   ==========   ==========
Per share amounts:
  Net earnings per common and common
    equivalent share....................  $    .95   $   1.26   $   1.70   $     1.68   $     2.11   $      .33   $      .38
  Cash dividends declared...............  $    .27   $    .28   $    .30   $     .315   $      .41   $      .08   $      .11
Other data:
  Segment operating cash flow(5)
  Broadcasting..........................  $ 75,921   $ 83,356   $106,396   $  121,716   $  122,837   $   20,203   $   31,424
  Newspaper publishing..................  $ 59,221   $ 61,667   $ 87,284   $   90,915   $  128,118   $   27,562   $   47,077
Operating cash flow margins(6)
  Broadcasting..........................      37.7%      39.9%      41.2%        37.7%        36.8%        28.6%        34.2%
  Newspaper publishing..................      18.8%      18.4%      23.6%        22.2%        26.3%        23.8%        34.3%
                                          --------   --------   --------   ----------   ----------   ----------   ----------
Ratio of earnings to fixed charges(7)...      3.30       4.92       7.23         4.43         5.96         3.35         3.51
                                          --------   --------   --------   ----------   ----------   ----------   ----------
Total assets............................  $758,527   $796,156   $913,791   $1,154,022   $1,224,072   $1,167,798   $3,383,128
Long-term debt(8).......................  $302,151   $277,400   $330,400   $  557,400   $  631,857   $  563,557   $1,483,957
                                          --------   --------   --------   ----------   ----------   ----------   ----------

---------------

(1) See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for information comparing the segment results of operations for the first quarters of 1996 and 1997 on an adjusted basis to reflect the acquisition of Providence Journal as though it had occurred at the beginning of the respective periods presented.

(2) The Company purchased KIRO in February 1995, WWL in June 1994 and the Providence Journal television stations in February 1997. Effective June 2, 1997, the Company disposed of KIRO in an exchange transaction whereby it acquired KMOV in St. Louis.

(3) The Company purchased the Bryan-College Station Eagle in December 1995, the Owensboro Messenger-Inquirer in January 1996, and as a result of the Providence Journal acquisition, the Providence Journal-Bulletin in February 1997.

(4) Net earnings for 1993 include an increase of $6,599 (16 cents per share) representing the cumulative effect of adopting Statement of Financial Accounting Standards No. 109. "Accounting for Income Taxes", effective January 1, 1993.

(5) Operating cash flow is defined as segment earnings from operations plus related depreciation and amortization. Operating cash flow is used in the broadcasting and publishing industries to analyze and

(footnotes continued on next page)
   compare companies on the basis of operating performance, leverage and liquidity. However, operating cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

(6) Operating cash flow margin is defined as segment operating cash flow divided by segment net operating revenues, expressed as a percentage.

(7) The ratios of earnings to fixed charges were computed by dividing earnings by the fixed charges. For the purposes of computing such ratios, "earnings" consist of earnings from continuing operations before cumulative effect of accounting changes plus fixed charges (excluding capitalized interest), and "fixed charges" consist of interest, whether expensed or capitalized, and the portion of rental expenses estimated to represent an interest component.

(8) Long-term debt decreased in May 1996 after the application of net proceeds of approximately $198,500 from the issuance of 5,750,000 shares of Series A Common Stock. Long-term debt subsequently increased in the fourth quarter of 1996 when the Company borrowed $306,146 for the purchase of 8,321,700 shares of treasury stock. In the first quarter of 1997, long-term debt increased as a result of the Providence Journal acquisition.

(footnotes continued on next page)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
               (DOLLARS IN THOUSANDS UNLESS OTHERWISE INDICATED)

     The Company is one of the nation's largest media companies with a diversified group of television broadcasting, newspaper publishing, cable network and electronic media assets. The Company's television broadcast operations began in 1950 with the acquisition of WFAA in Dallas. In 1984, the Company expanded its broadcast operations through the acquisition of four television stations in Houston, Sacramento, Hampton-Norfolk and Tulsa. In June 1994 and February 1995, the Company acquired television stations in New Orleans and Seattle, respectively. The Company's principal newspaper is The Dallas Morning News. In December 1995, the Company purchased a daily newspaper in Bryan-College Station, Texas. In the first quarter of 1996, the Company acquired a daily newspaper in Owensboro, Kentucky and sold its interest in its programming distribution partnership.

     On February 28, 1997, the Company completed the acquisition of Providence Journal and thereby added to its broadcast holdings nine network-affiliated television stations and four televisions stations operated under local marketing agreements. Through its acquisition of Providence Journal, the Company also acquired the Providence Journal-Bulletin, the largest daily newspaper in terms of both advertising and circulation in Rhode Island and southeastern Massachusetts. Comparability of year-to-year results and financial condition are affected by these recent acquisitions.

     The Company depends on advertising as its principal source of revenues. As a result, the Company's operations are sensitive to changes in the national economy as well as changes in the regional economies where the Company operates. The Company also derives revenues, to a much lesser extent, from the circulation revenue of its newspaper operations and from compensation paid by the networks to its television stations for broadcasting network programming.

     All references herein to broadcasting operating cash flow or newspaper publishing operating cash flow refer to segment earnings from operations plus related depreciation and amortization. Operating cash flow as defined should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

              THREE MONTHS ENDED MARCH 31, 1997 AND MARCH 31, 1996

CONSOLIDATED RESULTS OF OPERATIONS

     Net earnings for the first quarter of 1997 were $17,627 or 38 cents per share compared to $12,724 (33 cents per share) for the first quarter of 1996. First quarter 1996 results included a gain of $3,895 (6 cents per share) on the sale of Maxam Entertainment, the Company's programming distribution partnership, to CBS. First quarter 1997 results include the operations of Providence Journal beginning March 1, 1997 and are not necessarily indicative of the results that may be expected for the full year. The acquisition of Providence Journal is dilutive to the Company's earnings due primarily to the amortization of intangibles and increased interest expense on borrowings incurred to complete the transaction.

     To enhance comparability of the Company's segment results of operations for the three months ended March 31, 1997 and 1996, certain information below is presented on an "as adjusted" basis and reflects the acquisition of Providence Journal as though it had occurred at the beginning of the respective periods presented. The discussion of results of operations that follows compares segment operations on an "as adjusted" basis only.

                                              AS ADJUSTED                      AS REPORTED
                                          -------------------              -------------------
                                          THREE MONTHS ENDED               THREE MONTHS ENDED
                                               MARCH 31,                        MARCH 31,
                                          -------------------              -------------------
                                            1997       1996     % CHANGE     1997       1996     % CHANGE
                                          --------   --------   --------   --------   --------   --------
                                                         (UNAUDITED; DOLLARS IN THOUSANDS)
Net operating revenues
  Broadcasting..........................  $120,423   $113,989      5.6%    $ 92,002   $ 70,607     30.3%
  Newspaper Publishing..................   156,769    145,996      7.4%     137,179    115,871     18.4%
  Other.................................     7,575      5,399     40.3%       3,521        766       --
Operating cash flow
  Broadcasting..........................  $ 38,606   $ 32,588     18.5%    $ 31,424   $ 20,203     55.5%
  Newspaper publishing..................    50,468     30,312     66.5%      47,077     27,562     70.8%
  Other.................................    (4,714)    (5,196)     9.3%      (1,261)      (970)   (30.0)%

  Broadcasting

     Broadcasting revenues for first quarter 1997 were $120,423, an increase of $6,434 or 5.6 percent over first quarter 1996 revenues of $113,989. Local revenues were up 4.7 percent with the largest improvements noted in Dallas, Seattle and Portland. These three markets posted a combined local revenue improvement of nearly 10 percent. The higher local revenues are attributable to strong ratings in both the November 1996 and February 1997 Nielsen ratings periods. National revenues were also much stronger in 1997 versus 1996, increasing 10.2 percent. All but three of the Company's television stations posted higher national revenues. Telecommunications and automotive advertising contributed to the strength in the national revenue category. National revenues at KING, the Company's NBC affiliate in Seattle, also benefited as advertisers looked to this established leader while other stations in the market prepare to change network affiliations later this year. Overall, political advertising was
26.5 percent lower in 1997 than in 1996 due to the lack of any major elections; however, both Texas stations had higher 1997 political advertising revenues due to aggressive issues advertising by the telecommunication and public utility industries.

     Operating cash flow margins for the first quarter of 1997 and 1996 were
32.1 percent and 28.6 percent, respectively. Broadcasting operating cash flow of $38,606 improved 18.5 percent over last year's first quarter broadcasting operating cash flow of $32,588. While net operating revenues increased as noted above, total cash expenses were relatively flat when compared to last year. Compensation and benefits were up just 2.1 percent over last year due to changes in employee headcount and merit increases from year to year. Outside services and other operating costs also increased slightly over last year. However, advertising and promotion expense was lower in 1997 than in 1996, which included a significant advertising campaign in connection with the Honolulu station's change in network affiliation. Programming expense was also lower in 1997 due to lower costs for both barter and purchased programming.

  Newspaper Publishing

     First quarter 1997 revenues for newspaper publishing were $156,769, an improvement of $10,773 or 7.4 percent over 1996 revenues of $145,996. Revenues at The Dallas Morning News rose 8.3 percent while the Providence Journal-Bulletin revenues improved 3.7 percent. At The Dallas Morning News, classified advertising was up 10.9 percent due to higher average rates, offset somewhat by lower linage. Although classified employment linage improved nearly 7 percent, decreases in automotive and real estate linage more than offset this volume gain. General advertising volume at The Dallas Morning News was up substantially, primarily in the technology category, which contributed to a 14.1 percent general advertising revenue increase.

Retail advertising revenue was up 3.1 percent due to higher rates. Circulation revenues were flat compared to last year's first quarter as daily volumes declined .9 percent and Sunday circulation declined .2 percent.

     Advertising revenues at the Providence Journal-Bulletin were up 5.3 percent over last year, primarily in classified and general. Across-the-board rate increases effective January 1, 1997, Providence Journal-Bulletin's first rate increases since October 1, 1995, produced the higher revenues. Despite these rate increases, volume in all full-run run-of-press ("ROP") categories improved over first quarter 1996 results. Classified revenues were especially strong, improving 19 percent over last year with increases in automotive, employment and education, and real estate. General advertising improvement came from the automotive, professional services and travel and entertainment categories. Circulation revenues were up 1.1 percent over last year, due to a price increase last year for Sunday single-copy and home delivery and a January 1997 increase in the daily home delivery price. Circulation volumes for daily and Sunday were down 1.5 percent and 3.8 percent, respectively.

     Newspaper publishing operating cash flow margins for the first quarter of 1997 and 1996 were 32.2 percent and 20.8 percent, respectively. Newspaper publishing operating cash flow improved dramatically in the first quarter of 1997 versus first quarter 1996 due to a combination of higher revenues and lower cash expenses. The most significant savings came in lower newsprint prices. The Dallas Morning News' newsprint expense was one-third less than the first quarter of last year and all other newspaper operations experienced similar decreases. Salaries, wages and employee benefits were up only 2.4 percent over last year. While employee expenses at The Dallas Morning News increased 6 percent over the first quarter of last year, an April 1996 restructuring at Providence Journal-Bulletin reduced its overall employee costs by 5.5 percent. All other operating expenses for the newspaper publishing group were up 11.4 percent. Distribution expenses at The Dallas Morning News were higher due to an increase in its total market coverage ("TMC") advertising program. The Dallas Morning News also had higher bad debt expense and costs associated with contractor recognition programs.

  Other

     Other revenues, primarily in cable programming and electronic media, increased 40.3 percent to $7,575 for the first quarter of 1997 due mostly to higher revenues at TVFN, in which the Company has a controlling partnership interest. Operating cash flow for this segment, while negative for the first quarters of 1997 and 1996, has improved in the current period, due to improving margins at Northwest Cable News. On May 13, 1997, the Company announced the pending sale of substantially all of its ownership interest in AHN, which it acquired in connection with the Providence Journal acquisition. Accordingly, the results of operations and financial position of AHN are not included herein.

  Consolidated Results

     Depreciation and amortization expenses were higher in first quarter 1997 versus 1996 because of the Providence Journal acquisition. Amortization of intangibles associated with Providence Journal for first quarter 1997 was approximately $4 million while incremental depreciation expense for Providence Journal was $2.6 million.

     Higher interest expense resulted from the higher debt levels associated with the Providence Journal acquisition and fourth quarter 1996 treasury stock repurchases. Weighted average interest rates for the first quarter of 1997 were relatively unchanged from last year.

     The effective tax rate for the first quarter of 1997 was 50 percent versus a first quarter 1996 effective rate of 40.5 percent. The increase in the effective rate is due to non-deductible goodwill amortization associated with the Providence Journal acquisition.

              YEARS ENDED DECEMBER 31, 1996 AND DECEMBER 31, 1995

     The following discussion is based upon the Company's reported financial results for the years ended December 31, 1996 and 1995. Such results have not been adjusted to take into account the Company's acquisition of Providence Journal.

CONSOLIDATED RESULTS OF OPERATIONS

     The Company recorded 1996 net earnings of $87,505 or $2.11 per share, compared to $66,576 or $1.68 per share in 1995. Results for 1996 include a gain of $3,895 (6 cents per share) on the sale of the Company's interest in its programming distribution partnership while 1995 results include a $2,406 (4 cents per share) gain on the sale of the Company's investment in Stauffer Communications, Inc. ("Stauffer") stock. Results for 1995 also include a non-recurring charge for early retirement costs of $1,254 (2 cents per share). These non-recurring items in 1996 and 1995 are included in other, net. Excluding the non-recurring items, adjusted earnings per share are $2.05 for 1996 compared to $1.66 in 1995.

     Interest expense in 1996 was $27,643 compared to $29,987 in 1995. The decrease in interest expense was primarily due to lower average rates, which were approximately 5.7 percent for 1996 compared to 6.3 percent in 1995. Average debt outstanding for the year was slightly lower than in 1995. The Company used the proceeds from its May 1996 equity offering to retire approximately $198,500 in revolving debt. However, borrowing increased substantially during the fourth quarter in 1996 as the Company purchased 8,321,700 shares of treasury stock for an aggregate purchase price of $306,146.

Broadcasting

     Broadcasting revenues in 1996 were $333,396, an increase of 3.3 percent over 1995 revenues of $322,642. Results for 1995 included only 11 months of revenue for the Seattle station, which was purchased on February 1, 1995. On a same-station basis, 1996 revenues increased 2.5 percent over 1995.

     The increase in 1996 broadcast revenues over the prior year is primarily due to political advertising associated with the presidential election, senate races in Texas and California and issues advertising. Local advertising revenues also improved due primarily to a contract between the Seattle Mariners and UPN affiliate KIRO. Both local and national revenues were up at WWL in New Orleans, as advertisers favored this long-established market leader when other stations in the New Orleans market switched network affiliations in the first part of 1996. These increases in revenues were offset by declining national advertising. Stiff competition from NBC's prime time lineup and Olympics programming, as well as weak national sales in Dallas and Houston, combined for decreased national revenues of 2.7 percent.

     Broadcasting operating cash flow for 1996 was $122,837, up slightly from 1995 broadcasting operating cash flow of $121,716. Operating cash flow margins were 36.8 percent in 1996 and 37.7 percent in 1995. Excluding the effect of KIRO in January of 1996, earnings from operations and margins improved only slightly. Salaries, wages and employee benefits increased 7.1 percent (5.5 percent on a same-station basis) due primarily to more employees, merit increases, and overtime associated with election coverage. Programming expense in 1996 was also up significantly, due to the Seattle Mariners contract and more syndicated programming at KIRO. Programming costs also increased slightly at other stations for certain syndicated programming. These increases were partially offset by the elimination of a weekly news show in Dallas and the cancellation of the Oakland A's contract in Sacramento.

Newspaper Publishing

     In 1996, newspaper publishing revenues represented 59.1 percent of total revenues, compared to 55.6 percent in 1995. The increased contribution to total revenues over last year is partly due to the acquisitions of the Bryan-College Station Eagle in December 1995 and the Owensboro Messenger-Inquirer in January 1996. In addition, the Company's principal newspaper, The Dallas Morning News, had a revenue increase of nearly 13 percent over 1995. Advertising revenues account for approximately 87 percent of publishing revenues, while circulation revenues represent approximately 11 percent. Other publishing revenues, primarily commercial printing, contribute the remainder.

     Newspaper advertising volume for The Dallas Morning News is measured in column inches. Volume for the last two years was as follows:

                                                         YEARS ENDED
                                                        DECEMBER 31,
                                                      -----------------
                                                       1996       1995
                                                      ------     ------
                                                      (IN THOUSANDS OF
                                                           INCHES)
Full-run ROP inches(1):
  Classified........................................   2,057      2,125
  Retail............................................   1,435      1,429
  General...........................................     296        254
                                                       -----      -----
     Total..........................................   3,788      3,808
                                                       =====      =====

---------------

(1) Full-run ROP inches refers to the number of column inches of display and classified advertising that is printed and distributed in all editions of the newspaper. During the periods indicated above, The Dallas Morning News ran more full-run ROP advertising than any other newspaper in the United States.

     Revenues from newspaper publishing in 1996 were $487,242, an increase of
19.1 percent over 1995 revenues of $409,099. Excluding the effect of the recently acquired newspapers, revenues increased 12.4 percent. The full year effect of two advertising rate increases in 1995, combined with additional rate increases in January 1996, contributed the majority of the year over year revenue improvement at The Dallas Morning News. The rate increases were implemented in response to escalating newsprint prices throughout 1995 and in the first quarter of 1996. Classified advertising linage fell 3.2 percent as a result of the rate increases, which were higher in classified than in other advertising categories. Retail advertising volume was relatively unchanged over last year, with additional grocery store ads offsetting declines in department store advertising. General advertising linage improved 16.5 percent despite the higher rates, with significant gains in the technology and automotive categories. The Dallas Morning News' preprint, TMC and other advertising revenues increased 7.8 percent, primarily due to more TMC participation. Circulation revenues were up nearly 10 percent over last year due to an October 1995 increase in the daily single-copy rate from $.25 to $.50 and a February 1996 increase in the home delivery rate. Circulation volume declined slightly from 534,197 in 1995 to 513,099 in 1996 for daily and from 800,147 in 1995 to
785,934 in 1996 for Sunday delivery due primarily to these rate increases.

     Newspaper publishing operating cash flow for 1996 was $128,118 compared to $90,915 in 1995, an increase of 40.9 percent. Excluding the effect of the newspaper acquisitions, operating cash flow increased 32.1 percent. The operating cash flow margin in 1996 of 26.3 percent (26.1 percent without the new newspapers) improved over the 1995 operating cash flow margin of 22.2 percent due to a combination of factors. While revenues increased 19.1 percent, expenses increased only 13.3 percent. Other production, distribution and operating expenses at The Dallas Morning News were up the most compared to last year, due to higher TMC distribution expenses, transportation costs, advertising and promotion and outside services associated with election coverage, research and temporary help. Salaries, wages and employee benefits were also higher than last year due to more employees and higher performance bonuses. Newsprint, ink and other supplies expense was up 6.5 percent (3.6 percent excluding the new newspapers) over last year due to higher cost per ton, offset somewhat by lower consumption due to decreased circulation. There have been significant fluctuations in newsprint prices in recent years. Prices began increasing in mid 1994 from a low of $375 per ton to a high of nearly $675 per ton in February 1996 before declining to approximately $460 per ton in December 1996. Future price changes, and thus overall newsprint costs, cannot be predicted with certainly. However, for 1997, the Company expects overall newsprint costs per ton to be lower than in 1996.

LIQUIDITY AND CAPITAL RESOURCES

     Net cash provided by operations and bank borrowings are the Company's primary sources of liquidity. Long-term debt outstanding increased $852.1 million from December 31, 1996 to March 31, 1997 due to the purchase of Providence Journal. Specifically, the Company paid $587 million in cash to shareholders of Providence Journal and approximately $85 million in employee and transaction costs, and refinanced $200 million of Providence Journal's debt under its existing credit facility. An additional $15 million in merger related costs are expected to be paid during the remainder of 1997. Also, in connection with the Providence Journal acquisition, the Company issued 25,394,564 shares of Series A Common Stock resulting in an increase in equity of $870.4 million.

     During 1996, total debt outstanding increased $74.5 million from December 31, 1995. Total debt was reduced in May 1996 by approximately $198.5 million due to the application of the net proceeds from an equity offering of 5,750,000 shares of Series A Common Stock. Total long-term debt then increased in the fourth quarter of 1996 when the Company borrowed $306.1 million to purchase 8,321,700 shares of treasury stock. These shares were purchased under a Board action in September 1996, which increased the Company's stock repurchase authorization by 10,000,000 shares. Treasury shares may or may not be used to facilitate future transactions with third parties and will be held in treasury until such a determination has been made. At March 31, 1997, the Company has remaining Board authority for the purchase of approximately 5,337,000 treasury shares.

     During the first quarter of 1997, net cash provided by operations was $57.2 million, compared to $34.3 million for the same period in 1996. The increase was due primarily to higher earnings and changes in working capital. During 1996, net cash provided by operations was $164.4 million, compared to $96.6 million in 1995. This increase was also due primarily to higher net earnings and changes in working capital. The most significant working capital change was a reduction in newsprint inventory balances at the end of 1996. The decrease was due to fewer newsprint tons on hand and a lower cost per ton at the end of 1996 versus 1995. The timing of accounts receivable collections and income tax payments also contributed to the increase in 1996 net cash provided by operations. Net cash provided by operations was sufficient to fund capital expenditures and common stock dividends.

     At March 31, 1997, the Company had a $1.5 billion five-year revolving credit agreement and a $500 million 364-day revolving credit agreement. Borrowings under these agreements at March 31, 1997 were $1,387 million. From time to time, short-term unsecured notes are also used as a source of financing. Based on the Company's intent and ability to renew these short-term notes through the long-term revolving credit agreement, short-term borrowing is classified as long-term. The Company had short-term unsecured notes of $71.3 million outstanding at March 31, 1997.

     As defined in the credit agreements, the Company is required to maintain certain ratios as of the end of each quarter. For the four quarters ended March 31, 1997, the Company's ratio of funded debt to pro forma operating cash flow, which is not to exceed 5.0, was 4.2 compared to 2.7 for the year ended December 31, 1996. The Company's interest coverage ratio for the four quarters ended March 31, 1997 was 4.4 versus 8.4 for the year ended December 31, 1996, compared to a minimum coverage requirement of 2.5 times.

     Because substantially all of the Company's outstanding debt is currently at floating interest rates, the Company is subject to interest rate volatility. Weighted average interest rates during the first quarter of 1997 were approximately 6 percent compared to 6.1 percent for the same period in 1996.

     On April 21, 1997, the Company filed a shelf registration statement on Form S-3 with the Securities and Exchange Commission covering the issuance from time to time of up to $1.5 billion in debt securities, including the Offered Securities described in this Prospectus Supplement. With this financing option, combined with the existing revolving credit facilities discussed above, the Company believes its current financial condition and credit relationships are adequate to fund both its current obligations as well as near-term growth.

     The Company paid first quarter 1997 dividends of $4 million or 11 cents per share on Series A and Series B Common Stock compared to $3.1 million or 8 cents per share in first quarter 1996. The Company paid dividends of $16.4 million or 41 cents per share on Series A and Series B Common Stock outstanding during 1996 compared to $12.3 million or 31.5 cents per share during 1995. The Company expects its aggregate dividend payment to be higher in the remainder of 1997 due to the additional shares issued in the Providence Journal acquisition.

     Capital expenditures in 1996 were $49.8 million. Capital projects included additional production equipment and major building renovations at The Dallas Morning News, a building and studio remodeling project at the Company's Dallas television station, leasehold improvements and furniture and equipment purchases for the Company's new consolidated Washington D.C. news bureau and the expansion of corporate offices. The Company also completed a new studio control room in Seattle, purchased broadcast equipment for each of the television stations and invested in new production equipment for its two new publishing subsidiaries. Capital expenditures for first quarter 1997 were $15.5 million. Total capital expenditures in 1997, including projects at Providence Journal subsidiaries, are expected to be between $80 million and $90 million. The Company expects to finance future capital expenditures using cash generated from operations and, when necessary, borrowings under the revolving credit facilities.

                       DESCRIPTION OF OFFERED SECURITIES

     The following description of the particular terms of the Offered Securities offered hereby supplements and, to the extent inconsistent therewith, replaces the description of the general terms and provisions of the Offered Securities set forth in the accompanying Prospectus under the caption "Description of Debt Securities," to which description reference is hereby made. The following summary is qualified in its entirety by reference to the Indenture referred to in the accompanying Prospectus.

GENERAL

     The 2002 Senior Notes, the 2007 Senior Notes and the 2027 Senior Debentures offered hereby each constitute a series of debt securities under the Indenture,
limited to $     million aggregate principal amount, with respect to the 2002
Senior Note series; $     million aggregate principal amount, with respect to
the 2007 Senior Note series; and $     million aggregate principal amount, with
respect to the 2027 Senior Debentures series. The 2002 Senior Notes will mature on June 15, 2002, the 2007 Senior Notes will mature on June 15, 2007 and the 2027 Senior Debentures will mature on June 15, 2027.

     The 2002 Senior Notes, the 2007 Senior Notes and the 2027 Senior Debentures
will bear interest from June   , 1997 at the rate shown in their title, payable
semi-annually (to holders of record at the close of business on May 31 or November 30 immediately preceding the interest payment date) on June 15 and December 15 of each year beginning December 15, 1997. Upon issuance, each series of the Offered Securities will be represented by one or more registered Global Securities that will be deposited with, or on behalf of, the Depositary and will be registered in the name of the Depositary or its nominee. For so long as the Offered Securities are registered in the name of the Depositary, or its nominee, the principal and interest due on the Offered Securities will be payable by the Company or its agent to the Depositary for payment to its participants for subsequent disbursement to the beneficial owners. See "Book-Entry System" below and "Description of Debt Securities -- Global Securities" in the accompanying Prospectus.

     The Offered Securities will be unsubordinated and unsecured obligations of the Company ranking pari passu with all existing and future unsubordinated and unsecured obligations of the Company. Claims of Holders of Offered Securities will be effectively subordinated to the claims of holders of the debt and other liabilities of the Company's subsidiaries with respect to the assets of such subsidiaries. In addition, claims of Holders of Offered Securities will be effectively subordinated to the claims of holders of secured debt of the Company and its subsidiaries with respect to the collateral securing such claims. As of March 31, 1997, the Company's subsidiaries had $25.7 million of Indebtedness, as defined in the Indenture, and the Company and its subsidiaries had $16.1 million of secured Indebtedness.

     The defeasance and covenant defeasance provisions of the Indenture described under the caption "Description of Debt Securities -- Defeasance and Covenant Defeasance" in the accompanying Prospectus will apply to the Offered Securities.

REDEMPTION

     The 2002 Senior Notes, the 2007 Senior Notes and the 2027 Senior Debentures will be redeemable as a whole or in part, at the option of the Company at any time, at a redemption price equal to the greater of (i) 100% of their principal amount or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at
the Treasury Yield plus     basis points, plus accrued interest to the date of
redemption.

     "Treasury Yield" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the applicable Offered Security that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the 2002 Senior Notes, the 2007 Senior Notes or the 2027 Senior Debentures, as the case may be. "Independent Investment Banker" means Morgan Stanley & Co. Incorporated or, if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Trustee.

     "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the five Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or
(B) if the Trustee obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such Quotations. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average as determined by the Trustee of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by the Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

     "Reference Treasury Dealer" means (i) Morgan Stanley & Co. Incorporated, Bear, Stearns & Co. Inc., Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Salomon Brothers Inc and their respective successors, provided however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer and (ii) any other Primary Treasury Dealer selected by the Trustee after consultation with the Company.

     Holders of 2002 Senior Notes, 2007 Senior Notes or 2027 Senior Debentures to be redeemed will receive notice thereof by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption.

BOOK-ENTRY SYSTEM

     The 2002 Senior Notes, the 2007 Senior Notes, and the 2027 Senior Debentures will be represented by one or more Global Securities registered in the name of Cede & Co., the partnership nominee of The Depository Trust Company, the Depositary. The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds securities that its participants (the "Direct Participants") deposit with the Depositary. The Depositary also facilities the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its Direct Participants and by The New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (the "Indirect Participants," and together with the Direct Participants, the "Participants"). The rules applicable to the Depositary and its Participants are on file with the U.S. Securities and Exchange Commission.

     Purchases of the Offered Securities within the Depositary's system must be made by or through Direct Participants, which will receive a credit for the Offered Securities on the Depositary's records. The ownership interest of each actual purchaser of each Offered Security (a "Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' respective records. Beneficial Owners will not receive written confirmation from the Depositary of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interest in the Offered Securities are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interest in Offered Securities except in the event that use of the book-entry system for the Offered Securities is discontinued.

     To facilitate subsequent transfers, all Offered Securities deposited by Direct Participants with the Depositary will be registered in the name of Cede & Co. The deposit of the Offered Securities with the Depositary and their registration in the name of Cede & Co. effect no change in beneficial ownership. The Depositary has no knowledge of the actual Beneficial Owners of the Offered Securities; the Depositary's records reflect only the identify of the Direct Participants to whose accounts such Offered Securities are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Redemption notices shall be sent to Cede & Co. If less than all of the Offered Securities of an issue are being redeemed, the Depositary's practice is to determine by lot the amount of the interest of each Direct Participant in such series to be redeemed.

     Neither the Depositary nor Cede & Co. will consent or vote with respect to the Offered Securities. Under its usual procedures, the Depositary mails an omnibus proxy (an "Omnibus Proxy") to the Participants as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Offered Securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).

     Principal, redemption premium, if any, and interest payments on the Offered Securities will be made to the Depositary. The Depositary's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on the Depositary's records unless the Depositary has reason to believe that it will not receive payment on such payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities for the accounts of customers in bearer form or registered in "street-name," and will be the responsibility of such Participant and not of the Depositary, the underwriters, or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, redemption premium, if any, and interest to the Depositary is the responsibility of the Company or the respective trustees.

Disbursement of such payments to Direct Participants is the responsibility of the Depositary, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants. Registered Global Securities will settle in immediately available funds in the secondary trading market. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Offered Securities.

     The Depositary may discontinue providing its services as securities depository with respect to the Offered Securities at any time by giving reasonable notice to the Company. Under such circumstances and in the event that a successor securities depository is not obtained, Offered Securities certificates are required to be printed and delivered. In addition, the Company may decide to discontinue use of the system of book-entry transfers through the Depositary (or a successor securities depository). In that event, Offered Securities certificates will be printed and delivered.

     The Company will not have any responsibility or obligation to Participants or the persons for whom they act as nominees with respect to the accuracy of the records of the Depositary, its nominee or any Direct or Indirect Participant with respect to any ownership interest in the Offered Securities, or with respect to payments to or providing of notice for the Direct Participants, the Indirect Participants or the Beneficial Owners.

     The information contained herein under the caption "Description of Offered Securities -- Book-Entry System" concerning the Depositary and the Depositary's book-entry system has been obtained from the Depositary. Neither the Company, the Trustee nor the underwriters, dealers or agents take responsibility for the accuracy or completeness thereof.

THE TRUSTEE

     The Offered Securities will be issued under an Indenture entered into by and between the Company and The Chase Manhattan Bank, as Trustee (the "Trustee"). The Trustee and an affiliate of the Trustee serve as agents and lenders under the Company's credit agreements.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in an Underwriting Agreement, dated the date hereof, the Underwriters named below have severally agreed to purchase, and the Company has agreed to sell to them, severally, the respective principal amount of the Offered Securities set forth opposite their respective names below:

                                         PRINCIPAL AMOUNT   PRINCIPAL AMOUNT   PRINCIPAL AMOUNT
                                             OF 2002            OF 2007             OF 2027
                 NAME                      SENIOR NOTES       SENIOR NOTES     SENIOR DEBENTURES
                 ----                    ----------------   ----------------   -----------------
Morgan Stanley & Co. Incorporated......     $                  $                  $
Bear, Stearns & Co. Inc. ..............
Goldman, Sachs & Co. ..................
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated..............
Salomon Brothers Inc...................
                                            ----------         ----------         ----------
             Total.....................     $                  $                  $
                                            ==========         ==========         ==========

     The Underwriting Agreement provides that the obligation of the several Underwriters to pay for and accept delivery of the Offered Securities is subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the Offered Securities if any are taken.

     The Underwriters initially propose to offer part of the Offered Securities directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a
concession not to exceed      % of the principal amount in the case of the 2002
Senior Notes,     % of the principal amount in the case of the 2007 Senior
Notes, and      % of the principal amount in the case of the 2027 Senior
Debentures. Any Underwriter may allow, and any such dealers may reallow, a
concession to certain other dealers not to exceed      % of the principal amount
in the case of the 2002 Senior Notes,      % of the principal amount in the case
of the 2007 Senior Notes, and      % of the principal amount in the case of the
2027 Senior Debentures. After the initial offering of the Offered Securities, the offering price and other selling terms may from time to time be varied by the Underwriters.

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     The Company does not intend to apply for listing of any of the Offered Securities on a national securities exchange, but has been advised by the Underwriters that they presently intend to make a market in the Offered Securities, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Offered Securities and any such market-making may be discontinued at any time at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the Offered Securities.

     In order to facilitate the offering of the Offered Securities, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Offered Securities. Specifically, the Underwriters may overallot in connection with the offering, creating a short position in the Offered Securities for their own account. In addition, to cover overallotments or to stabilize the price of the Offered Securities, the Underwriters may bid for, and purchase, the Offered Securities in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Offered Securities in the offering, if the syndicate repurchases previously distributed Offered Securities in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Offered Securities above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     Thomas B. Walker, Jr., a director of the Company, is a limited partner of The Goldman Sachs Group, L.P., which is a general partner of and owns a 99% interest in Goldman, Sachs & Co.

     From time to time, certain of the Underwriters or their affiliates engage in transactions with and perform services for the Company and its affiliates in the ordinary course of business.

PROSPECTUS

                                 $1,500,000,000

                                [A H BELO LOGO]
                                DEBT SECURITIES
                                      AND
                              WARRANTS TO PURCHASE
                                DEBT SECURITIES
                             ---------------------
     A. H. Belo Corporation (the "Company") intends to issue from time to time in one or more series its unsecured debt securities ("Debt Securities") and warrants ("Warrants") to purchase Debt Securities (the Debt Securities and the Warrants being herein collectively called the "Securities") with an aggregate initial public offering price or purchase price of up to $1,500,000,000, or the equivalent thereof if any of the Securities are denominated in a foreign currency or composite currency such as the European Currency Unit ("ECU"). The Debt Securities of each series and the Warrants will be offered on terms to be determined at the time of sale. See "Description of Debt Securities" and "Description of Warrants." The Debt Securities and Warrants may be sold for United States dollars, foreign currencies or composite currencies such as the ECU, and the principal of, premium, if any, and any interest on the Debt Securities may be payable in United States dollars, foreign currencies or composite currencies such as the ECU. The specific designation, aggregate principal amount, the currency or composite currency in which the principal, premium, if any, and any interest are payable, the rate (or method of calculation) and the time and place of payment of any interest, authorized denominations, maturity, offering price, any redemption terms and any other specific terms of the Debt Securities in respect of which this Prospectus is being delivered are set forth in the accompanying Prospectus Supplement (the "Prospectus Supplement"). With regard to the Warrants, if any, in respect of which this Prospectus is being delivered, the Prospectus Supplement sets forth a description of the Debt Securities for which the Warrants are exercisable and the offering price, if any, exercise price, duration and any other specific terms of the Warrants.
                             ---------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                             ---------------------
     The Securities may be sold by the Company directly to purchasers, through agents designated from time to time, or to or through underwriters or dealers. If underwriters or agents are involved in the offering of Securities, the names of the underwriters or agents will be set forth in the Prospectus Supplement. If an underwriter, agent or dealer is involved in the offering of any Securities, the underwriter's discount, agent's commission or dealer's purchase price will be set forth in, or may be calculated from the information set forth in, the Prospectus Supplement, and the net proceeds to the Company from such offering will be the public offering price of the Securities less such discount, in the case of an offering through an underwriter, or the purchase price of the Securities less such commission, in the case of an offering through an agent, and less, in each case, the other expenses of the Company associated with the issuance and distribution of the Securities. See "Plan of Distribution."
                             ---------------------
     Prior to issuance there will have been no market for the Debt Securities, and there can be no assurance that a secondary market for any such Debt Securities will develop. This Prospectus may not be used to consummate sales of any Debt Securities unless accompanied by the Prospectus Supplement.
                             ---------------------
                  The date of this Prospectus is June 3, 1997.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's Regional Offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and Seven World Trade Center, New York, New York 10048. Copies of such materials can be obtained upon written request from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, such materials may also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, on which exchange one or more of the Company's securities are listed. Copies of reports, proxy statements and other information electronically filed with the Commission by the Company may be inspected by accessing the Commission's World Wide Web site at http://www.sec.gov.

     The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement. Such additional information may be obtained from the Commission's principal office in Washington, D.C. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document. A copy of the Registration Statement and the exhibits and schedules thereto may be examined without charge at the Commission's principal offices at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and copies of such materials can be obtained from the Public Reference Section of the Commission at prescribed rates.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission (File No. 1-8598) pursuant to the Exchange Act are incorporated herein by reference: (i) Annual Report on Form 10-K for the year ended December 31, 1996, (ii) Current Report on Form 8-K dated February 28, 1997, and (iii) all documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents which are incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to the Public Affairs Department, A. H. Belo Corporation, P.O. Box 655237, Dallas, Texas 75265-5237, telephone: (214) 977-6606.

     Any statement contained in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified shall not be deemed to constitute a part of this Prospectus except as so modified, and any statement so superseded shall not be deemed to constitute part of this Prospectus.

                                  THE COMPANY

     A. H. Belo Corporation's history dates back to 1842 with the publication of the Daily News in Galveston, Texas. Today, the Company is the oldest continuously operating business in the state of Texas and one of the nation's largest media companies with a diversified group of television broadcasting, newspaper publishing, cable network and electronic media assets.

     The Company's Broadcast Division includes 16 network-affiliated television stations with an audience reach of 13.5 percent of U.S. television households. The stations are geographically diverse, with ownership weighted in the Southwest and the Pacific Northwest. Network affiliations are almost entirely balanced among the ABC, CBS and NBC networks, and include two FOX stations. The Company also manages four additional television stations through local marketing agreements and holds controlling interests in two television cable networks: the Television Food Network and America's Health Network. In addition, through its subsidiary Belo Productions, Inc., the Company produces original programming for network and cable distribution.

     The Company's Publishing Division is led by The Dallas Morning News, which has the country's seventh largest Sunday and ninth largest daily circulation. In 1996, The Dallas Morning News ranked first in full run advertising for the fourth consecutive year. The Company also owns the Providence Journal-Bulletin in Providence, Rhode Island; the Owensboro Messenger-Inquirer in Owensboro, Kentucky; the Bryan-College Station Eagle in Bryan-College Station, Texas; the Arlington Morning News in Arlington, Texas; and The Gleaner in Henderson, Kentucky. Both The Dallas Morning News and the Providence Journal-Bulletin have been recognized for their journalistic excellence with numerous local and national awards including six Pulitzer Prizes at The Dallas Morning News and four at the Providence Journal-Bulletin.

     The following table sets forth information for each of the Company's television stations and their markets:

                                                      MARKET     TELEVISION      YEAR        NETWORK
                       MARKET                         RANK(1)     STATION      ACQUIRED    AFFILIATION
                       ------                         -------    ----------    --------    -----------
Dallas-Fort Worth...................................      8       WFAA           1950        ABC
Houston.............................................     11       KHOU           1984        CBS
Seattle-Tacoma(2)...................................     12       KING           1997        NBC
Sacramento..........................................     20       KXTV           1984        ABC
St. Louis(2)........................................     21       KMOV           1997        CBS
Portland............................................     24        KGW           1997        NBC
Charlotte...........................................     28       WCNC           1997        NBC
Hampton-Norfolk.....................................     40       WVEC           1984        ABC
New Orleans.........................................     41        WWL           1994        CBS
Albuquerque.........................................     48       KASA           1997        FOX
Louisville..........................................     50       WHAS           1997        ABC
Tulsa...............................................     58       KOTV           1984        CBS
Honolulu............................................     69       KHNL           1997        NBC
Spokane.............................................     73       KREM           1997        CBS
Tucson..............................................     78       KMSB           1997        FOX
Boise...............................................    127       KTVB           1997        NBC

---------------

(1) Market rank is based on the relative size of the television market or Designated Market Area ("DMA") among the 211 generally recognized DMAs in the United States, based on January 1997 Nielsen estimates.

(2) Prior to June 2, 1997, the Company also owned KIRO-TV in Seattle, Washington which it acquired in 1995. On February 20, 1997, the Company announced an agreement among multiple parties whereby, through an exchange of assets, it agreed to exchange KIRO for CBS affiliate KMOV-TV in St. Louis, Missouri. The exchange was closed effective June 2, 1997.

     The Company is incorporated in the State of Delaware. The executive offices of the Company are located at 400 South Record Street in Dallas, Texas 75202. Its telephone number is (214) 977-6606. Unless otherwise specified or the context otherwise requires, references in this Prospectus to the "Company" shall include the Company and its subsidiaries.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to fixed charges for the Company. The ratios were derived from the audited consolidated financial statements of the Company for the years ended December 31, 1992, 1993, 1994, 1995 and 1996.

                                                        YEAR ENDED DECEMBER 31,
                                                  ------------------------------------
                                                  1992    1993    1994    1995    1996
                                                  ----    ----    ----    ----    ----
Ratio of Earnings to Fixed Charges..............  3.30    4.92    7.23    4.43    5.96

     For purposes of computing the foregoing ratios: (i) Earnings consist of income from continuing operations before cumulative effects of accounting changes plus income tax expense plus Fixed Charges (excluding capitalized interest); and (ii) Fixed Charges consist of interest, whether expensed or capitalized, and the portion of rental expenses estimated to represent an interest component.

                                USE OF PROCEEDS

     The Company expects to add substantially all of the net proceeds from the sale of the Securities to its funds to be used for general corporate purposes, including repayment of long-term and short-term debt, capital expenditures, working capital, securities repurchase programs and the financing of acquisitions. Funds not required immediately may be invested in short-term marketable securities.

                         DESCRIPTION OF DEBT SECURITIES

GENERAL

     The Debt Securities will be issued under an Indenture, as supplemented from time to time in accordance with its terms (the "Indenture"), to be entered into between the Company and a trustee to be appointed (the "Trustee"). The following brief summary of the Indenture and the Debt Securities is subject to the detailed provisions of the Indenture, a copy of which is an exhibit to the Registration Statement. Wherever references are made to particular provisions of the Indenture, such provisions are incorporated by reference as a part of the statements made herein and such statements are qualified in their entirety by such reference. Certain defined terms in the Indenture are capitalized herein. Italicized references appearing in parenthesis are to section numbers of the Indenture. As used in this "Description of the Debt Securities," the "Company" refers to A. H. Belo Corporation and does not include its subsidiaries.

     The Indenture does not limit the amount of Debt Securities that may be issued thereunder. It provides that Debt Securities may be issued from time to time in series. The Debt Securities will be unsecured obligations of the Company and will rank pari passu with all other unsecured and unsubordinated indebtedness of the Company. Reference is made to the Prospectus Supplement for a description of the following terms of the Debt Securities in respect of which this Prospectus is being delivered: (i) the title of such Debt Securities; (ii) the limit, if any, upon the aggregate principal amount of such Debt Securities;
(iii) the dates on which or periods during which such Debt Securities may be issued and the date or dates on which the principal of (and premium, if any, on) such Debt Securities will be payable; (iv) the rate or rates, if any, or the method of determination thereof, at which such Debt Securities will bear interest, if any; the date or dates from which such interest will accrue; the dates on which such interest will be payable; and the regular record dates for the interest payable on such interest payment dates; (v) the obligation, if any, of the Company to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provisions or at the option of a holder and the periods within which or the dates on which, the prices at which and the terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation; (vi) the periods within which or the dates on which, the prices, if any, at which and the terms and conditions upon which such Debt Securities may be redeemed, in whole or in part, at the option of the Company; (vii) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which such Debt Securities will be issuable; (viii) whether such Debt Securities are to be issued at less than the principal amount thereof and the amount of discount with which such Debt Securities will be issued; (ix) provisions, if any, for the defeasance of such Debt Securities; (x) if other than United

States dollars, the currency or composite currency in which such Debt Securities are to be denominated, or in which payment of the principal of (and premium, if any) and interest on such Debt Securities will be made and the circumstances, if any, when such currency of payment may be changed; (xi) if the principal of (and premium, if any) or interest on such Debt Securities are to be payable, at the election of the Company or a holder, in a currency or composite currency other than that in which such Debt Securities are denominated or stated to be payable, the periods within which, and the terms and conditions upon which, such election may be made and the time and the manner of determining the exchange rate between the currency or composite currency in which such Debt Securities are denominated or stated to be payable and the currency in which such Debt Securities are to be paid pursuant to such election; (xii) if the amount of payments of principal of (and premium, if any) or interest on the Debt Securities may be determined with reference to an index including, but not limited to an index based on a currency or currencies other than that in which such Debt Securities are stated to be payable, the manner in which such amounts shall be determined; (xiii) whether such Debt Securities will be issued in the form of one or more Global Securities and, if so, the identity of the depository for such Global Securities; (xiv) any additions to or changes in the Events of Default or covenants relating solely to such Debt Securities or any Events of Default or covenants generally applicable to Debt Securities which are not to apply to the particular series of Debt Securities in respect of which the Prospectus Supplement is being delivered;
(xv) if the Company will pay additional amounts on any of the Debt Securities of any series to any Holder who is a United States Alien, in respect of any tax or assessment withheld, under what circumstances and with what procedures the Company will pay such amounts; (xvi) any terms applicable to original issue discount, if any, including the rate or rates at which such original issue discount, if any, shall accrue; and (xvii) any other terms of such Debt Securities not inconsistent with the provisions of the Indenture. (Section 3.1) Unless otherwise indicated in the Prospectus Supplement, the Indenture does not afford the holder of any series of Debt Securities the right to tender such Debt Securities to the Company for repurchase, or provide for any increase in the rate or rates of interest per annum at which such Debt Securities will bear interest, in the event the Company should become involved in a highly leveraged transaction.

     The Debt Securities may be issued under the Indenture bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, to be offered and sold at a discount below their stated principal amount. Federal income tax consequences and other special considerations applicable to any such discounted Debt Securities or to other Debt Securities offered and sold at par which are treated as having been issued at a discount for federal income tax purposes will be described in the Prospectus Supplement relating thereto.

     A substantial portion of the assets of the Company is held by subsidiaries. The Company's right and the rights of its creditors, including the holders of Debt Securities, to participate in the assets of any subsidiary upon its liquidation or recapitalization would be subject to the prior claims of such subsidiary's creditors, except to the extent that the Company may itself be a creditor with recognized claims against such subsidiary. There is no restriction in the Indenture against subsidiaries of the Company incurring unsecured indebtedness.

     Unless otherwise described in the Prospectus Supplement, the Debt Securities will be issued only in fully registered form without coupons, in denominations of $1,000 and multiples of $1,000, and will be payable only in United States dollars. (Section 3.2) In addition, all or a portion of the Debt Securities of any series may be issued as permanent registered Global Securities which will be exchangeable for definitive Debt Securities only under certain conditions. (Section 2.3) The Prospectus Supplement indicates the denominations to be issued, the procedures for payment of interest and principal thereon, and other matters. No service charge will be made for any registration of transfer or exchange of the Debt Securities, but the Company may, in certain instances, require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 3.5)

     The Company shall deliver Debt Securities of any series, duly executed by the Company, to the Trustee for authentication, together with an order for the authentication and delivery of such Debt Securities. The Trustee, in accordance with such order, shall authenticate and deliver such Debt Securities. No Debt Securities of any series shall be entitled to any benefit under the Indenture or be valid or obligatory for any purpose unless there appears thereon a certificate of authentication substantially in the form provided for in the Indenture and manually executed by the Trustee or an authenticating agent duly appointed by the Trustee. Such certificate shall be conclusive evidence, and the only evidence, that such Debt Securities have been duly authenticated and delivered under, and are entitled to the benefits of, the Indenture. (Section 3.3)

GLOBAL SECURITIES

     The Debt Securities of a particular series may be issued in the form of one or more Global Securities which will be deposited with a depository (the "Depositary"), or its nominee, each of which will be identified in the Prospectus Supplement relating to such series. Unless and until exchanged, in whole or in part, for Debt Securities in definitive registered form, a Global Security may not be transferred except as a whole by the Depositary for such Global Security to a nominee of such Depositary, by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor. (Section 2.3) The specific terms of the depository arrangement with respect to any portion of a particular series of Debt Securities to be represented by a Global Security will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will apply to all depository arrangements.

     Upon the issuance of a Global Security, the Depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of such persons having accounts with such Depositary ("participants") as shall be designated by the underwriters or agents participating in the distribution of such Debt Securities or by the Company if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a Global Security will be shown on, and the transfer of such ownership will be effected only through, records maintained by the Depositary therefor or its nominee (with respect to beneficial interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states require certain purchasers of securities to take physical delivery thereof in definitive form. Such depository arrangements and such laws may impair the ability to transfer beneficial interests in a Global Security.

     So long as the Depositary for a Global Security or its nominee is the registered owner thereof, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture for any other purpose.

     Principal, premium, if any, and interest payments on a Global Security registered in the name of a Depositary or its nominee will be made to such Depositary or nominee, as the case may be, as the registered owner of such Global Security. None of the Company, the Trustee or any paying agent for Debt Securities of the series represented by such Global Security will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in such Global Security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

     The Company expects that the Depositary for a Global Security or its nominee, upon receipt of any payment of principal, premium or interest, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of such Depositary or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name," and will be the responsibility of such participants.

     If the Depositary for a Global Security representing Debt Securities of a particular series is at any time unwilling or unable to continue as Depositary and a successor Depositary is not appointed by the Company within 90 days, the Company will issue Debt Securities of such series in definitive form in exchange for such Global Security. In addition, the Company may at any time and in its sole discretion determine not to have the Debt Securities of a particular series represented by one or more Global Securities and, in such event, will issue Debt Securities of such series in definitive form in exchange for all of the Global Securities representing Debt Securities of such series.

CERTAIN COVENANTS OF THE COMPANY

     Limitation on Indebtedness Secured by a Mortgage. The Indenture provides that neither the Company nor any Restricted Subsidiary will create, assume, guarantee or suffer to exist any Indebtedness secured by any mortgage, pledge, lien, security interest, conditional sale or other title retention agreement or other similar encumbrance ("Mortgage") on any assets of the Company or a Restricted Subsidiary unless the Company secures or causes such Restricted Subsidiary to secure the Debt Securities equally and ratably with, or prior to, such secured Indebtedness. This restriction will not apply to Indebtedness secured by (i) Mortgages on the property of any corporation which Mortgages existed at the time such corporation became a Restricted Subsidiary; (ii) Mortgages in favor of the Company or a Restricted Subsidiary; (iii) Mortgages on property of the Company or a Restricted Subsidiary in favor of the United States of America or any state or political subdivision thereof, or in favor of any other country or any political subdivision thereof, to secure payment pursuant to any contract or statute or to secure any indebtedness incurred for the purpose of financing all or part of the purchase price or the cost of construction or improvement of the property subject to such Mortgages; (iv) Mortgages on any property subsequently acquired by the Company or any Restricted Subsidiary, contemporaneously with such acquisition or within 120 days thereafter, to secure or provide for the payment of any part of the purchase price, construction or improvement of such property, or Mortgages assumed by the Company or any Restricted Subsidiary upon any property subsequently acquired by the Company or any Restricted Subsidiary which were existing at the time of such acquisition, provided that the amount of any Indebtedness secured by any such Mortgage created or assumed does not exceed the cost to the Company or Restricted Subsidiary, as the case may be, of the property covered by such Mortgage; (v) Mortgages existing at the date of issuance of the first series of Debt Securities under the Indenture; (vi) Mortgages representing the extension, renewal or refunding of any Mortgage referred to in the foregoing clauses (i) through (v), inclusive; and (vii) any other Mortgage, other than Mortgages referred to in the foregoing clauses (i) through (vi), inclusive, so long as the aggregate of all Indebtedness secured by Mortgages pursuant to this clause (vii) and the aggregate Value of the Sale and Lease-Back Transactions in existence at that time (not including those in connection with which the Company has voluntarily retired funded Indebtedness as provided in the Indenture) does not exceed 15% of Consolidated Net Tangible Assets. (Section 10.7)

     Limitation on Sale and Lease-Back Transactions. The Indenture provides that neither the Company nor any Restricted Subsidiary will enter into any Sale and Lease-Back Transaction with respect to any Principal Property unless either (i) the Company or such Restricted Subsidiary would be entitled, pursuant to the foregoing covenant relating to "Limitation on Indebtedness Secured by a Mortgage," to create, assume, guarantee or suffer Indebtedness in a principal amount equal to or exceeding the Value of such Sale and Lease-Back Transaction secured by a Mortgage on the property to be leased without equally and ratably securing the Debt Securities or (ii) the Company or such Restricted Subsidiary, within four months after the effective date of such transaction, applies an amount equal to the greater of (x) the net proceeds of the sale of the property subject to the Sale and Lease-Back Transaction and (y) the Value of such Sale and Lease-Back Transaction, to the voluntary retirement of the Debt Securities or other unsubordinated funded Indebtedness of the Company or such Restricted Subsidiary. (Section 10.8)

     Certain Definitions. "Consolidated Net Tangible Assets" is defined in the Indenture to mean total consolidated assets of the Company and its Restricted Subsidiaries, less (i) current liabilities of the Company and its Restricted Subsidiaries, and (ii) the net book amount of all intangible assets of the Company and its Restricted Subsidiaries. (Section 10.7)

     "Consolidated Subsidiary" is defined in the Indenture to mean a Subsidiary the accounts of which are consolidated with those of the Company for public financial reporting purposes. (Section 1.1)

     "Indebtedness" is defined in the Indenture to mean (i) long-term liabilities representing borrowed money or purchase money obligations as shown on the liability side of a balance sheet (other than liabilities evidenced by obligations under leases and contracts payable for broadcast rights), (ii) indebtedness secured by any Mortgage existing on property owned subject to such Mortgage, whether or not such secured indebtedness has been assumed and (iii) contingent obligations in respect of, or to purchase or otherwise acquire, any such indebtedness of others described in the foregoing clauses (i) or (ii) above, including guarantees and endorsements (other than for purposes of collection in the ordinary course of business of any such indebtedness). (Section 10.7)

     "Principal Property" is defined in the Indenture to mean any manufacturing or printing plant, distribution center, warehouse, office building, television station or transmission facility owned by the Company or any Restricted Subsidiary or any other property or right owned by or granted to the Company or any Restricted Subsidiary and used or held for use in the newspaper or television business conducted by the Company or any Restricted Subsidiary, except for any such property or right which, in the opinion of the Board of Directors of the Company as set forth in a Board Resolution adopted in good faith, is not material to the total business conducted by the Company and its Restricted Subsidiaries considered as one enterprise. (Section 1.1)

     "Restricted Subsidiary" is defined in the Indenture to mean each Subsidiary of the Company as of the date of the Indenture and each Subsidiary thereafter created or acquired, unless expressly excluded by resolution of the Board of Directors of the Company before, or within 120 days following, such creation or acquisition. (Section 10.7)

     "Sale and Lease-Back Transaction" is defined in the Indenture as the leasing by the Company or a Subsidiary for a period of more than three years of any Principal Property which has been sold or is to be sold or transferred by the Company or any such Subsidiary to any party (other than the Company or a Subsidiary). (Section 10.8)

     "Subsidiary" is defined in the Indenture to mean a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by the Company or by one or more other Subsidiaries or by the Company and one or more other Subsidiaries. For the purposes of this definition, "voting stock" means stock which ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency. (Section 1.1)

     "Value" is defined in the Indenture to mean, with respect to any particular Sale and Lease-Back Transaction, as of any particular time, the amount equal to the greater of (i) the net proceeds of the sale or transfer of the property leased pursuant to such Sale and Lease-Back Transaction or (ii) the fair value in the opinion of the Board of Directors of the Company of such property at the time of the Company's entering into such Sale and Lease-Back Transaction, subject to adjustment at any particular time for the length of the remaining initial lease term. (Section 10.8)

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Indenture provides that the Company may not consolidate with or merge into any other corporation, or convey, transfer or lease its properties and assets substantially as an entirety to any other party, unless, among other things, (i) the corporation formed by such consolidation or into which the Company is merged or the party which acquires by conveyance or transfer, or which leases the properties and assets of the Company substantially as an entirety, is organized and existing under the laws of the United States, any State thereof or the District of Columbia and expressly assumes the Company's obligations on the Debt Securities and under the Indenture by means of an indenture supplemental to the Indenture; and (ii) immediately after giving effect to such transaction no Event of Default, and no event which, after notice or lapse of time, or both, would become an Event of Default, shall have occurred and be continuing. (Section 8.1)

EVENTS OF DEFAULT, WAIVER AND NOTICE

     With respect to the Debt Securities of any series, an Event of Default is defined in the Indenture as being (i) default for 30 days in payment of any interest upon the Debt Securities of such series; (ii) default in payment of the principal of or premium, if any, on the Debt Securities of such series when due either at maturity or upon acceleration, redemption or otherwise; (iii) default by the Company in the performance of any other of the covenants or warranties in the Indenture for the benefit of such series applicable to the Company which shall not have been remedied for a period of 60 days after Notice of Default;
(iv) the failure to pay when due any indebtedness for money borrowed (including indebtedness under Debt Securities other than that series) with a principal amount then outstanding in excess of $20,000,000 under any mortgage, indenture or instrument under which any such indebtedness is issued or secured (including the Indenture), or any other default which results in the acceleration of maturity of such indebtedness, unless such indebtedness or acceleration shall have been discharged or annulled within 10 days after due notice by the Trustee or by Holders of at least 10% in principal amount of the Outstanding Debt Securities of that series; and (v) certain events of bankruptcy, insolvency or reorganization of the Company or any Significant Subsidiary. (Section 5.1) Within 90 days after the occurrence of any default under the Indenture with respect to Debt Securities of any series, the Trustee is required to notify the Holders of Debt Securities of any default unless, in the case of any default other than a default in the payment of principal of or premium, if any, or interest on any Debt Securities, a trust committee of the Board of Directors or Responsible Officers of the Trustee in good faith considers it in the interest of the Holders of Debt Securities not to do so. (Section 6.2)

     "Significant Subsidiary" is defined in the Indenture to mean any Subsidiary
(i) which, as of the close of the fiscal year of the Company immediately preceding the date of determination, contributed more than 10% of the consolidated net operating revenues of the Company and its Consolidated Subsidiaries for such year or (ii) the total assets of which as of the close of such immediately preceding fiscal year exceeded 10% of the Consolidated Net Tangible Assets of the Company and its Consolidated Subsidiaries. (Section 5.1)

     The Indenture provides that if an Event of Default, other than an Event of Default as described in clause (v) in the above paragraph with respect to Debt Securities of any series shall have occurred and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Debt Securities of that series then outstanding may declare the entire principal and accrued interest of all Debt Securities of such series (or, if any of the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount of such Debt Securities as may be specified by the terms thereof) to be due and payable immediately. If an Event of Default described in clause (v) in the above paragraph with respect to any series of Debt Securities Outstanding under the Indenture occurs, the principal amount (or, if any of the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount of such Debt Securities as may be specified by the terms thereof) shall automatically, and without any declaration or other action on the part of the Trustee or any Holder, become immediately due and payable. Any time after acceleration with respect to the Debt Securities of any series has been made, but before a judgment or decree for the payment of money based on such acceleration has been obtained by the Trustee, the Holders of a majority in principal amount of the Outstanding Debt Securities of that series, may, under certain circumstances, rescind and annul such acceleration. The Holders of a majority in principal amount of the Outstanding Debt Securities of any series may waive any past defaults under the Indenture with respect to the Debt Securities of such series, except defaults in payment of principal of or premium, if any (other than by a declaration of acceleration), or interest on the Debt Securities or provisions of such series that may not be modified or amended without the consent of the Holders of all Outstanding Debt Securities of such series. (Sections 5.2 and 5.13)

     The Company will be required to furnish to the Trustee annually a statement as to the performance by the Company of its covenants and agreements under the Indenture. (Section 10.9)

     Subject to certain conditions set forth in the Indenture, the Holders of a majority in principal amount of the then Outstanding Debt Securities of any series with respect to which an Event of Default has occurred shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee under the Indenture in respect of such series. No Holder of any Debt Securities shall have any right to cause the Trustee to institute any proceedings, judicial or otherwise, with respect to the Indenture or any remedy thereunder unless, among other things, the Holder or Holders of Debt Securities shall have offered to the Trustee reasonable indemnity against costs, expenses and liabilities relating to such proceedings. (Sections 5.12 and 5.7)

     The Indenture provides that, in determining whether the Holders of the requisite aggregate principal amount of the Outstanding Debt Securities have given, made or taken any request, demand, authorization, direction, notice, consent, waiver or other action thereunder as of any date, (a) the principal amount of an Original Issue Discount Security which shall be deemed to be Outstanding shall be the amount of the principal thereof which would be due and payable as of such date upon acceleration of the Maturity thereof to such date,
(b) if, as of such date, the principal amount payable at the Stated Maturity of a Debt Security is not determinable, the principal amount of such Debt Security which shall be deemed to be Outstanding shall be the amount as established in or pursuant to a Board Resolution and set forth, or determined in the manner provided, in an Officers' Certificate, or established in one or more supplemental indentures, prior to the issuance of such Debt Securities, (c) the principal amount of a Debt Security denominated in one or more foreign currencies or currency units which shall be deemed to be Outstanding shall be the U.S. dollar equivalent, determined as of such date in the manner as described in clause (b) above, of the principal amount of such Debt Security (or, in the case of a Debt Security described in clause (a) or (b) above, of the amount determined as provided in such clause), and (d) Debt Securities owned by the Company or any other obligor upon the Debt Securities or any Affiliate of the Company or of such other obligor shall be disregarded and deemed not to be Outstanding, except that, in determining whether the Trustee shall be protected in relying upon any such request, demand, authorization, direction, notice, consent, waiver or other action, only Debt Securities which the Trustee knows to be so owned shall be so disregarded. Debt Securities so owned which have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee's right so to act with respect to such Debt Securities and that the pledgee is not the Company or any other obligor upon the Debt Securities or any Affiliate of the Company or of such other obligor. (Section 1.1)

MODIFICATION OF THE INDENTURE

     The Indenture provides that the Company and the Trustee may, without the consent of the Holders, modify or amend the Indenture in order to (i) evidence the succession of another corporation to the Company and the assumption by any such successor corporation of the covenants of the Company in the Indenture and in the Debt Securities; (ii) add to the covenants, agreements and obligations of the Company for the benefit of the Holders of all or any series of Debt Securities; (iii) add any additional Events of Default to the Indenture; (iv) add to or change any of the provisions of the Indenture necessary to permit the issuance of Debt Securities in bearer form, registrable as to principal, and with or without interest coupons; (v) add to, change or eliminate any of the provisions of the Indenture, in respect of one or more series of Debt Securities, provided that any such addition, change or elimination may not apply to any Debt Security of any series created prior to such addition, change or elimination; (vi) establish the form or terms of Debt Securities of any series as permitted under the Indenture; (vii) evidence and provide for the acceptance of appointment under the Indenture by a successor Trustee with respect to the Debt Securities of one or more series; or (viii) cure any ambiguity, or correct or supplement any provision of the Indenture which may be inconsistent with any other provision of the Indenture, provided such action does not adversely affect the interest of the Holders of Debt Securities of any series.

     With respect to the Debt Securities of any series, modification or amendment of the Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Debt Securities of such series, except that no such modification or amendment may, without the consent of the Holders of all then Outstanding Debt Securities of such series (i) change the due date of the principal of, or any installment of principal of or interest on, any Debt Securities of such series; (ii) reduce the principal amount of, or any installment of principal or interest or rate of interest on, or any premium payable on redemption of any Debt Securities of such series; (iii) reduce the principal amount of any Debt Securities of such series payable upon acceleration of the maturity thereof; (iv) change the place or the currency of payment of principal of, or any premium or interest on, any Debt Securities of such series; (v) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Securities of such series on or after the due date thereof (or, in the case of redemption, on or after the redemption date thereof); (vi) reduce the percentage in principal amount of Debt Securities of such series then outstanding, the consent of whose holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; or (vii) modify certain provisions of the Indenture regarding the amendment or modification of, or waiver with respect to, any provision of the Indenture or the Debt Securities. (Section 9.2)

DISCHARGE OF THE INDENTURE

     The Indenture, with respect to the Debt Securities of any series (if all series issued under the Indenture are not to be affected), shall upon the written request or order of the Company cease to be of further effect (except as to any surviving rights of registration of transfer or exchange of Debt Securities therein expressly provided for), when (i) either (A) all Debt Securities theretofore authenticated and delivered (other than (1) Debt Securities which have been destroyed, lost or stolen and which have been replaced or paid and (2) Debt

Securities for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation or (B) all such Debt Securities not theretofore delivered to the Trustee for cancellation (1) have become due and payable, (2) will become due and payable at their stated maturity within one year or (3) if the Debt Securities of such series are denominated and payable only in United States dollars and such Debt Securities are to be called for redemption within one year, and the Company in the case of (1), (2) or (3) above, has deposited or caused to be deposited with the Trustee an amount in United States dollars sufficient to pay and discharge the entire indebtedness on such Debt Securities not theretofore delivered to the Trustee for cancellation, for principal (and premium, if any) and interest to the date of such deposit (in the case of Debt Securities which have become due and payable) or to the stated maturity or any redemption date, as the case may be; (ii) the Company has paid or caused to be paid all other sums payable under the Indenture by the Company; and (iii) the Company has delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided for in the Indenture relating to the satisfaction and discharge of the Indenture have been complied with. (Section 4.1)

DEFEASANCE AND COVENANT DEFEASANCE

     Unless otherwise specified in the Prospectus Supplement, the following provisions relating to defeasance and discharge of indebtedness, or relating to defeasance of certain covenants in the Indenture, will apply to the Debt Securities of any series, or to any specified part of a series. (Section 13.1)

     Defeasance and Discharge. The Indenture provides that the Company will be discharged from all its obligations with respect to such Debt Securities (except for certain obligations to exchange or register the transfer of Debt Securities, to replace stolen, lost or mutilated Debt Securities, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit in trust for the benefit of the Holders of such Debt Securities of money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay any installment of principal of and any premium and interest on and any mandatory sinking fund payments in respect of such Debt Securities on the respective Stated Maturities in accordance with the terms of the Indenture and such Debt Securities. Such defeasance or discharge may occur only if, among other things, the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred. (Sections
13.1 and 13.2)

     Defeasance of Certain Covenants. The Indenture provides that the Company may omit to comply with certain restrictive covenants described under the captions "Certain Covenants of the Company -- Limitation on Indebtedness Secured by a Mortgage" and "Certain Covenants of the Company -- Limitation on Sale and Leaseback Transactions" above and any that may be described in the Prospectus Supplement, and that such omission will be deemed not to be or result in an Event of Default, in each case with respect to such Debt Securities. In order to do so, the Company will be required to deposit, in trust for the benefit of the Holders of such Debt Securities, money or U.S. Government Obligations, or both, which through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay any installment of the principal of and any premium and interest on and any mandatory sinking fund payments in respect of such Debt Securities on the respective Stated Maturities in accordance with the terms of the Indenture and such Debt Securities. The Company will also be required, among other things, to deliver to the Trustee an Opinion of Counsel to the effect that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. In the event the Company exercises this option with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations so deposited in trust will be sufficient to pay amounts due on such Debt Securities at the time of their respective Stated Maturities but may not be sufficient to pay amounts due on such Debt Securities upon any acceleration resulting from such Event of Default. In such case, the Company will remain liable for such payments. (Sections 13.1 and 13.2)

THE TRUSTEE

     Prior to the offering of any Debt Securities, a trustee will be appointed by the Company to serve as Trustee under the Indenture. The Trustee may be a depository for funds of and perform other services for and transact other banking business with the Company in the normal course of business.

     The Trustee may serve as a trustee under other indentures entered into by the Company. Upon the occurrence of an Event of Default under the Indenture or an event which, after notice or lapse of time or both, would become such an Event of Default, or upon the occurrence of a default under any such other indenture, the Trustee may be deemed to have a conflicting interest with respect to the Debt Securities for purposes of the Trust Indenture Act and, unless the Trustee is able to eliminate any such conflicting interest, the Trustee may be required to resign as Trustee under the Indenture. In that event, the Company would be required to appoint a successor Trustee for the Indenture.

GOVERNING LAW

     The Indenture and the Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York. (Section 1.12)

                            DESCRIPTION OF WARRANTS

     The following description of the terms of the Warrants sets forth certain general terms and provisions of the Warrants to which any Prospectus Supplement may relate. The particular terms of the Warrants offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Warrants so offered will be described in the Prospectus Supplement relating to such Warrants.

GENERAL

     Warrants may be offered together with any series of Debt Securities offered by a Prospectus Supplement and if so offered will be attached to such Debt Securities and will entitle the holder thereof to purchase additional Debt Securities having the same terms and interest rate as the offered Debt Securities. Each series of Warrants will be issued under a separate warrant agreement (a "Warrant Agreement") to be entered into between the Company and a bank or trust company, as warrant agent (the "Warrant Agent"), all as described in the Prospectus Supplement relating to such series of Warrants. The Warrant Agent will act solely as the agent of the Company under the applicable Warrant Agreement and in connection with the certificates for the Warrants (the "Warrant Certificates") of such series, and will not assume any obligation or relationship of agency or trust for or with any holders of such Warrant Certificates or beneficial owners of Warrants. A copy of the form of Warrant Agreement, including the form of Warrant Certificates, is filed as an exhibit to this Registration Statement. The following summary of certain provisions of the forms of Warrant Agreement and Warrant Certificates does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Warrant Agreement and the Warrant Certificates.

     Reference is hereby made to the Prospectus Supplement relating to the particular series of Warrants, if any, offered thereby for the terms of such Warrants, including, where applicable: (i) the offering price; (ii) the currency or currencies in which such Warrants are being offered; (iii) the designation, aggregate principal amount, currency or currencies, denominations and other terms of the series of Debt Securities purchasable upon exercise of such Warrants; (iv) the designation and terms of the series of Debt Securities with which such Warrants are being offered and the number of such Warrants being offered with each such Debt Security; (v) the date on and after which such Warrants and the related series of Debt Securities will be transferable separately; (vi) the principal amount of the Debt Securities purchasable upon exercise of each such Warrant and the price at which and currency or currencies in which such principal amount of Debt Securities may be purchased upon such exercise; (vii) the date on which the right to exercise such Warrants shall commence (the "Exercise Date") and the date on which such right shall expire (the "Expiration Date"); (viii) a discussion of the material United States Federal income tax considerations applicable to the exercise of the Warrants; (ix) whether the Warrants represented by the Warrant Certificates will be issued in registered or bearer form, and, if registered, where they may be transferred and registered; (x) call provisions of such Warrants, if any; and (xi) any other terms of such Warrants not inconsistent with the applicable Warrant Agreement.

     Warrants of any series will be exchangeable into Warrants of the same series representing in the aggregate the number of Warrants surrendered for exchange. Warrant Certificates may be presented for exchange or transfer at the corporate trust office of the Warrant Agent for such series of Warrants (or any other office indicated in the Prospectus Supplement relating to such series of Warrants). Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the series of Debt Securities purchasable upon such exercise, including the right to receive payments of principal of, premium, if any, or interest, if any, on the Debt Securities purchasable upon such exercise, or to enforce any of the covenants in the Indenture.

EXERCISE OF WARRANTS

     Each Warrant will entitle the holder thereof to purchase such principal amount of the related series of Debt Securities at such exercise price as shall in each case be set forth in, or be calculable as set forth in, the Prospectus Supplement relating to such Warrant. Warrants of a series may be exercised at the corporate trust office of the Warrant Agent for such series (or any other office indicated in the Prospectus Supplement relating to such series) at any time on or after the Exercise Date and prior to 5:00 P.M., New York, New York time (unless otherwise indicated in the related Prospectus Supplement), on the Expiration Date set forth in the Prospectus Supplement relating to such series of Warrants. After the close of business on the Expiration Date relating to such series of Warrants, unexercised Warrants of such series will be void.

     Warrants of a series may be exercised by delivery to the appropriate Warrant Agent of payment, as provided in the Prospectus Supplement relating to such series of Warrants, of the consideration required to purchase the principal amount of the series of Debt Securities purchasable upon such exercise, together with certain information as set forth on or incorporated in the Warrant Certificate evidencing such Warrants. Such Warrants will be deemed to have been exercised upon receipt of the exercise price, subject to the receipt of the Warrant Certificate evidencing such Warrants within five business days. Upon receipt of such payment and such Warrant Certificate, properly completed and duly executed, at the corporate trust office of the appropriate Warrant Agent (or any other office indicated in the Prospectus Supplement relating to such series of Warrants), the Company will, as soon as practicable, issue and deliver the principal amount of the series of Debt Securities purchasable upon such exercise. If fewer than all of the Warrants represented by a Warrant Certificate are exercised, a new Warrant Certificate will be issued and delivered for the remaining amounts of Warrants.

                              PLAN OF DISTRIBUTION

     The Company may sell the Securities in any of three ways: (i) to or through underwriters or dealers, (ii) through agents or (iii) directly to one or more purchasers. With respect to each series of Securities being offered hereby, the terms of the offering of the Securities of such series, including the name or names of any underwriters, dealers or agents, the purchase price of such Securities and the proceeds to the Company from such sale, any underwriting discounts, selling commissions and other items constituting underwriters', dealers' or agents' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers or agents, and any securities exchanges on which the Securities of such series may be listed, will be set forth in, or may be calculated from the information set forth in, the Prospectus Supplement. Only underwriters so named in the Prospectus Supplement will be deemed to be underwriters in connection with the Securities offered thereby.

     If underwriters are used to sell any of the Securities, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Securities may be offered to the public either through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters to purchase Securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all the Securities offered by the Prospectus Supplement if any of such Securities are purchased. In connection with the sale of Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Securities for whom they may act as agent. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions (which may be changed from time to time) from the purchasers for whom they may act as agent. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     Securities may also be sold directly by the Company or through agents (which may also act as principals) designated by the Company from time to time. Any agent involved in the offer or sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth in, or may be calculated from the information set forth in, the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment. In the case of sales made directly by the Company, no commission will be payable.

     If so indicated in the Prospectus Supplement, the Company will authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a future date specified in the Prospectus Supplement. Such contracts will be subject to the conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commissions payable for solicitation of such contracts.

     Agents and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engage in transactions with, or perform services for the Company or its affiliates in the ordinary course of business.

     The Securities may or may not be listed on a national securities exchange or a foreign securities exchange. The Securities will be a new issue of securities with no established trading market. In the event that the Securities of any series are not listed on a national securities exchange, certain broker-dealers may make a market in the Securities of such series, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any broker-dealer will make a market in the Securities or as to the liquidity of the trading market for the Securities. The Prospectus Supplement with respect to the Securities of any series will state, if known, whether or not any broker-dealer intends to make a market in such Securities. If no such determination has been made, the Prospectus Supplement will so state.

     Certain of the underwriters, dealers and/or agents and their associates may be customers of, engage in transactions with and perform services for the Company, including its subsidiaries, in the ordinary course of business.

                                 LEGAL MATTERS

     Certain legal matters relating to the Securities will be passed upon for the Company by Locke Purnell Rain Harrell (A Professional Corporation)("Locke Purnell"), Dallas, Texas. Attorneys employed by Locke Purnell from time to time own shares of Common Stock in the Company. Certain legal matters relating to the Securities will be passed upon for any underwriters, dealers or agents by Gibson, Dunn & Crutcher LLP, New York, New York. Gibson, Dunn & Crutcher LLP provides legal services to the Company from time to time.

                                    EXPERTS

     The Consolidated Financial Statements of the Company appearing in the Company's Annual Report (Form 10-K) for the year ended December 31, 1996 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.